
July 31, 2018

Michael Preston
Senior Vice President and Chief Financial Officer
AdvanSix Inc.
300 Kimball Drive, Suite 101
Parsippany, NJ. 07054

Re: AdvanSix Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed on February 27, 2018
Form 10-Q for the period ended March 31, 2018
Filed on May 4, 2018
File No. 1-37774

Dear Mr. Preston:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Manufacturing and
Construction